BALL JANIK, LLP
101 SW Main Street, Suite 1100
Portland, OR 97204
(503) 228-2525


ATTN: Filer Support
US Securities and Exchange Commission
Mail Stop 1-4, Room 1004
450 5th Street NW
Washington DC 20549

Dear Sirs:

Please find enclosed a copy of a Form Schedule 13D which we are filing on behalf of our client, CBW, Inc.

We had earlier filed a paper copy which was rejected and we wish to request that the filing date be adjusted to Friday September 4, 1998 (the original date of receipt of the paper copy). We had attempted to file electronically the Schedule 13D on Wednesday September 9, 1998, but were unsuccessful.

With time being of the essence, and after speaking to several EDGAR support and M&A staff, we are hereby filing the Schedule 13D immediately. We also intend to file a Schedule 13D/A which will include all the exhibits (some of which we are in the process of Edgarizing).

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,



Eghosa D. Omoigui